PE 2-28-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002.

TECK COMINCO LIMITED
Suite 600 - 200 Burrard Street
Vancouver, British Columbia
V6C 3L9
Canada

teckcominco

EXTERNAL NEWS RELEASE
02-02-TC

For Immediate Release: February 14, 2002

TECK COMINCO ANNOUNCES ZINC PRODUCTION CURTAILMENTS IN RESPONSE TO INVENTORY BUILD-UP

Vancouver, BC -- David A. Thompson, Chief Executive Officer of Teck Cominco Limited, said today that the company will reduce planned zinc metal production by 55,000 tonnes in 2002. The Cajamarquilla zinc refinery (82% owned by Teck Cominco and 17% owned by Marubeni Corporation) will be closed for three months, June through August, reducing production by 30,000 tonnes. The Trail zinc refinery will be closed in August, reducing zinc production by 25,000 tonnes.

He said that zinc demand fell by 4% in 2001 and this has led to rising inventories. While consumption is forecast to grow again in 2002, it will take cutbacks such as these in order to bring supply and demand into balance.

On the concentrate side, the Red Dog mine is now scheduling shipments of 1,000,000 tonnes of concentrate in 2002, down from 1,060,000 originally planned, or a reduction of 33,000 tonnes of contained zinc.

Teck Cominco will work with its customers to minimize any disruption to their operations and Cajamarquilla will ensure that its Latin American and Japanese customers are supplied with the zinc they require.

Employees at Trail have been asked to use vacation time during the August shutdown period. Cajamarquilla will begin discussions with its employees, the unions and the relevant government departments to ensure that all employees receive fair and appropriate wages and benefits during the shutdown period.

In 2001, zinc revenues accounted for 33% of Teck Cominco's sales. It is estimated that a 1 cent rise in the price of zinc would increase after tax earnings by $14 million (8 cents per share).

CONTACT: Greg Waller
(604) 687-1117

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TECK COMINCO LIMITED

Date: March 1, 2002

by:

Karen L. Dunfee
Corporate Secretary

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